UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2025

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Chief Executive Officer Succession dated 09 June 2025, prepared by WPP plc.

For Immediate Release	9 June 2025

WPP plc ("WPP" or the "Company")

Chief Executive Officer Succession

The Board of WPP plc (LSE/NYSE: WPP) today announces that Mark Read, Chief Executive Officer (CEO), will retire from the Board and as CEO on 31 December 2025. After more than 30 years with the Company, including seven as CEO, Mark has decided that the time is right for him to hand over to a new leader and the search for a successor is underway.

Philip Jansen, Chair of WPP, said:

"On behalf of the Board, I would like to thank Mark for his contributions not only as CEO but throughout his more than 30 years of leadership and service to the Company. During that time Mark has played a central role in transforming the Company into a world leader in modern marketing services, with deep AI, data and technology capabilities, global presence and unrivalled creative talent, setting WPP up well for longer-term success.

"We are pleased that Mark will continue to lead WPP as CEO until the end of the year, remaining focused on the execution of the Company's growth strategy and supporting a smooth transition to his successor, once appointed."

Mark Read, Chief Executive Officer of WPP, said:

"WPP is an incredible company with over 100,000 talented and creative people, wonderful clients and partners, and an unmatched presence around the world. It has been an immense privilege to serve as its CEO for the past seven years.

"When I took on this role our mission was to build a simpler, stronger business, and put structure and new energy behind our creativity and performance, powered by world-leading technology. I am proud that our teams across the business have delivered that exceptionally well. Our clients today rate us more highly than ever before, we now work with four of the world's five most valuable companies, and our revenues with our biggest clients have grown consistently.

"Our business starts with creativity, and I was delighted for our teams that last year we were once again named Creative Company of the Year at Cannes Lions. We have also positioned WPP at the forefront of the industry with our investments in AI and, with the full launch of WPP Open this year, we are now leading the way as AI transforms marketing. We have an exceptional leadership team and a secure financial position that allows us to face the future confidently and capture the opportunities ahead.

"After seven years in the role, and with the foundations in place for WPP's continued success, I feel it is the right time to hand over the leadership of this amazing company. I am excited to explore the next chapter in my life and can only thank all the brilliant people I have been lucky enough to work with over the last 30 years, and who have made possible the enormous progress we have achieved together. I would also like to thank Phil and the rest of the Board for their steadfast support for me and the wider executive team, and I look forward to supporting them in the transition to my successor in the coming months."

For further information:

Investors and analysts
Thomas Singlehurst, CFA       +44 7876 431 922
Anthony Hamilton                   +44 7464 532 903
Melissa Fung                           +44 7392 280 178

irteam@wpp.com
wpp.com/investors

Media
Chris Wade                             +44 20 7282 4600

Burson Buchanan:
Richard Oldworth                    +44 7710 130 634 / +44 20 7466 5000
Chris Lane                               +44 7899 793 612 / +44 20 7466 5000

press@wpp.com

Notes to editors
This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of WPP is Balbir Kelly-Bisla, Company Secretary.

Mark Read will be treated in accordance with WPP's shareholder approved Directors' Compensation Policy. Details of his compensation on leaving will be disclosed on the Company's website in due course in compliance with Section 430(2B) of the Companies Act 2006, and full details will also be disclosed in the Directors' Compensation Report for the relevant year.

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 09 June 2025	By: ______________________
Balbir Kelly-Bisla
Company Secretary